December 22, 2006

VIA OVERNIGHT MAIL

Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

RE:	Dekania Corp.
Amendment 5 to Registration Statement on Form S-1
File No. 333-137794 Filed on December 22, 2006

Dear Mr. Reynolds:

On behalf of Dekania Corp. (the “Company”), we wish to respond to your comment letter dated December 18, 2006 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response. Internal page references are to the EDGAR version of Amendment No. 5 to the registration statement. We are sending under separate cover four courtesy copies, in both clean and blacklined form, of the amended registration statement.

General

1.	In response to our prior comments 9 through 12, we noted (i) the Incentive Warrants cannot be exercised unless there is an effective registration statement with respect to the shares underlying the Public Warrants and an effective registration statement with respect to the shares underlying the Incentive Warrants and (ii) the Private Warrants cannot be exercised unless there is an effective registration statement with respect to the shares underlying the Public Warrants and an effective registration statement with respect to the shares underlying the Private Warrants. Please revise your entire filing (e.g. description of securities, risk factors, financial statements, etc.) to clarify the exercise conditions of both your Incentive Warrants and Private Warrants.

The Company has revised the prospectus to clarify the exercise conditions of both its incentive and private warrants at pages 5-8, 11, 20, 38, 39, 45, 71, 78, 79 and 83-85, and has similarly revised Note 2 of its Notes to Financial Statements, at pages F-9 and F-10.

Mr. John Reynolds

United States Securities and Exchange Commission

December 22, 2006

Summary - Financial Data, page 16

2.	We reviewed your response to our prior comment two. Considering the incentive warrants will be issued before the closing of the private placement, please revise your summary financial data and note 5 to include the impact of issuing these incentive warrants. Please also revise your capitalization table on page 44 and note 4 thereto accordingly.

The Company has advised us that, because there will be no cash consideration paid with respect to the issuance of the incentive warrants, the issuance will not impact its balance sheet at the time of issuance. As indicated in Note 5 to the summary financial data table and Note 4 to the capitalization table, the charge to earnings will not commence until the effective date of the registration statement since that date is the commencement date of the implicit service period. Accordingly, the Company does not believe that revision of its summary financial data, capitalization table or such Notes 5 and 4 is necessary.

Risk Factors, page 17

3.	We reviewed your response to our prior comment three, noting your revised disclosure and warrant agreement. Your revised risk factor does not appear to be consistent with section 6.1 of your revised warrant agreement. Show us where your warrant agreement supports your assertion that Dekania “may only redeem [the public and private] warrants if a current registration statement is in effect and a current prospectus with respect to the common stock issuable upon exercise of the warrants is available from and including the date we issue a redemption notice to and including the date of redemption.”

The Company has revised the risk factor at page 20 and Section 6.1 of the warrant agreement to clarify the disclosure referred to in your comments. Conforming clarifications have been made to the risk factor at page 38 and to Sections 3.2 and 3.3 of the warrant agreement.

Additional Modifications

As indicated in a conversation with the staff, the Company has modified the positions of three officers and directors. The Company has advised us that Mr. Friedberg has been elected to the Board of Directors and elected Chairman in place of Mr. Cohen to reflect the Company’s expectation that, because of Mr. Friedberg’s prior insurance industry experience, he will have a leading role in the Company’s search for an acquisition candidate. Mr. Ricciardi has stepped down from the Board of Directors but has become a Managing Director. Because each of these persons will continue their association with the Company, the Company does not believe the changes in position will affect it in any material way. Moreover, the Company notes that the disclosure in the prospectus remains the same in all material respects notwithstanding the modification of titles, and that the fiduciary obligations of Messrs. Cohen, Friedberg and Ricciardi (and related disclosures in the prospectus) remain the same in all material respects. Changes reflecting the title modifications are set forth at pages 73-74 of the prospectus. Conforming changes have been made at pages 2, 3, 24, 73, 74, 76 and 79 of the prospectus and page II-7 of the prospective and registration statement.

In addition, as a result of Mr. Friedberg’s assumption of the additional office of Chairman, Cohen Bros. Acquisitions LLC transferred 50,000 of its shares to Mr. Friedberg. As these shares are not newly issued and are being transferred from one original stockholder to another, the Company does not believe this is a material change. The Company has provided disclosure of the transfer at page 79 of the prospectus, and made conforming changes at page 78 of the prospectus and page II-4 of the registration statement.

Mr. John Reynolds

United States Securities and Exchange Commission

December 22, 2006

Separately, please note that the Company has updated the financial statements in the registration statement through October 31, 2006. These financial statements have been audited by the Company’s independent registered public accounting firm. The prospectus sections “Summary Financial Data”, “Dilution”, and “Capitalization” sections also have been updated. Please also note that the front cover page has been reformatted, and some disclosure moved to the inside front cover, because of page size limitations. The content of the disclosure was not changed.

Very truly yours,

/s/ J. Baur Whittlesey
J. Baur Whittlesey